UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news.
2.	Audited financial results (standalone and consolidated) for the quarter and year ended March 31, 2024
3.	Audit Report

  Item 1.

OTHER NEWS

Subject: Outcome of Board Meeting held on April 27, 2024

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcements to the Indian stock exchanges:

We wish to inform you that the Board of Directors of the Bank at its Meeting held today approved the following:

1.	In terms of Regulation 30, 33, 52(4) and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we enclose herewith the following:

a.	Copy of the audited financial results (standalone and consolidated) for the quarter and year ended March 31, 2024;

b.	Audit report submitted by the statutory auditors of the Bank; and

c.	News Release on Audited Financial Results for the quarter and year ended March 31, 2024.

2.	In terms of Regulation 30 and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Board recommended a dividend of ₹ 10 /- (Rupees Ten only) per equity share of face value of ₹ 2/- each, subject to requisite approvals. The dividend on equity shares, will be paid/despatched on or after the same is approved by the shareholders at the ensuing Annual General Meeting (AGM) of the Bank.

3.	Fund raising by way of issuances of debt securities including by way of non-convertible debentures in domestic markets upto an overall limit of ₹ 250.00 billion by way of private placement and issuances of bonds/notes/offshore certificate of deposits in overseas markets upto USD 1.50 billion for a period of one year, from the date of passing of resolution by the Board. The Board also authorised buyback of debt securities within the limits that the Board is authorised to approve under applicable law.

4.	Pursuant to the changes in the organization structure, the Board approved the exclusion of Mr. Rajesh Iyer, Mr. Vikas Singhvi, Mr. Swanandi Phalnikar, Mr. Manish Maheshwari, Mr. Atul Kumar, Mr. Shamala Potnis and Mr. Divyesh Shah, effective closing business hours of April 30, 2024 and inclusion of Mr. Soumendra Mattagajasingh, effective May 1, 2024, in the category of senior management personnel. The details as required under Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, as amended, read with SEBI circular no. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023 are provided in Annexure A.

The Board Meeting commenced at 10:37 a.m. and concluded at 3:50 p.m.

You are requested to please take the above information on record.

Item 2.

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722286
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-4008 8900
Website: www.icicibank.com, Email: companysecretary@icicibank.com

STANDALONE FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars			Three months ended			Year ended
				March 31, 2024 (Q4-2024)	December 31, 2023 (Q3-2024)	March 31, 2023 (Q4-2023)	March 31, 2024 (FY2024)	March 31, 2023 (FY2023)
				(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			37,948.36	36,694.58	31,021.13	142,890.94	109,231.34
	a)	Interest/discount on advances/bills		29,423.40	28,557.51	24,199.50	110,943.93	83,942.97
	b)	Income on investments		7,782.01	7,210.67	5,839.75	28,630.99	20,888.46
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		430.16	454.19	550.75	1,791.39	1,850.51
	d)	Others		312.79	472.21	431.13	1,524.63	2,549.40
2.	Other income[1]			5,648.78	6,097.06	5,087.75	22,957.77	19,831.45
3.	TOTAL INCOME (1)+(2)			43,597.14	42,791.64	36,108.88	165,848.71	129,062.79
4.	Interest expended			18,855.56	18,016.03	13,354.34	68,585.22	47,102.74
5.	Operating expenses (e)+(f)			9,702.83	10,051.99	8,928.16	39,132.73	32,873.24
	e)	Employee cost		3,720.24	3,812.67	3,401.01	15,141.99	12,059.93
	f)	Other operating expenses		5,982.59	6,239.32	5,527.15	23,990.74	20,813.31
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			28,558.39	28,068.02	22,282.50	107,717.95	79,975.98
7.	OPERATING PROFIT (3)–(6)			15,038.75	14,723.62	13,826.38	58,130.76	49,086.81
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note 4)			718.49	1,049.37	1,619.80	3,642.93	6,665.58
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			14,320.26	13,674.25	12,206.58	54,487.83	42,421.23
10.	Exceptional items			..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			14,320.26	13,674.25	12,206.58	54,487.83	42,421.23
12.	Tax expense (g)+(h)			3,612.73	3,402.71	3,084.71	13,599.56	10,524.73
	g)	Current tax		2,300.57	3,366.19	2,808.22	12,050.65	10,254.48
	h)	Deferred tax		1,312.16	36.52	276.49	1,548.91	270.25
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			10,707.53	10,271.54	9,121.87	40,888.27	31,896.50
14.	Extraordinary items (net of tax expense)			..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			10,707.53	10,271.54	9,121.87	40,888.27	31,896.50
16.	Paid-up equity share capital (face value Rs. 2 each)			1,404.68	1,403.18	1,396.78	1,404.68	1,396.78
17.	Reserves excluding revaluation reserves			232,505.97	221,129.31	195,495.25	232,505.97	195,495.25
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.22%	0.20%	0.22%	0.20%
	ii)	Capital adequacy ratio (Basel III)		16.33%	14.61%	18.34%	16.33%	18.34%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (in Rs.)	15.26	14.65	13.07	58.38	45.79
		b)	Diluted EPS before and after extraordinary items, net of tax expense (in Rs.)	14.99	14.40	12.83	57.33	44.89
19.	NPA Ratio[2]
	i)	Gross non-performing customer assets (net of write-off)		27,961.68	28,774.63	31,183.70	27,961.68	31,183.70
	ii)	Net non-performing customer assets		5,377.79	5,378.48	5,155.07	5,377.79	5,155.07
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		2.16%	2.30%	2.81%	2.16%	2.81%
	iv)	% of net non-performing customer assets to net customer assets		0.42%	0.44%	0.48%	0.42%	0.48%
20.	Return on assets (annualised)			2.36%	2.32%	2.39%	2.37%	2.16%
21.	Net worth[3]			227,933.46	215,432.30	189,125.63	227,933.46	189,125.63
22.	Outstanding redeemable preference shares			..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[4]			0.30	0.32	0.37	0.30	0.37
25.	Total debts to total assets[5]			6.68%	7.11%	7.53%	6.68%	7.53%
1.	Includes transfer of accumulated translation loss of Rs. 339.66 crore related to closure of Bank’s Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.
2.	At March 31, 2024, the percentage of gross non-performing advances (net of write-off) to gross advances was 2.26% (December 31, 2023: 2.37%, March 31, 2023: 2.87%) and net non-performing advances to net advances was 0.45% (December 31, 2023: 0.47%, March 31, 2023: 0.51%).
3.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.
4.	Debt represents borrowings with residual maturity of more than one year.
5.	Total debts represents total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET
(Rs. in crore)
Particulars	At
	March 31, 2024	December 31, 2023	March 31, 2023
	(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital	1,404.68	1,403.18	1,396.78
Employees stock options outstanding	1,405.32	1,242.55	760.89
Reserves and surplus	235,589.32	224,190.83	198,557.72
Deposits	1,412,824.95	1,332,314.54	1,180,840.69
Borrowings (includes subordinated debt)	124,967.58	126,871.26	119,325.49
Other liabilities and provisions	95,322.73	97,199.72	83,325.08
Total Capital and Liabilities	1,871,514.58	1,783,222.08	1,584,206.65

Assets
Cash and balances with Reserve Bank of India	89,711.70	64,869.20	68,526.17
Balances with banks and money at call and short notice	50,214.31	34,458.91	50,912.10
Investments	461,942.27	436,649.75	362,329.73
Advances	1,184,406.39	1,153,771.02	1,019,638.31
Fixed assets	10,859.84	10,353.96	9,599.84
Other assets	74,380.07	83,119.24	73,200.50
Total Assets	1,871,514.58	1,783,222.08	1,584,206.65

STANDALONE CASH FLOW STATEMENTS
(Rs. in crore)
Particulars		Year ended
		March 31, 2024 (FY2024)	March 31, 2023 (FY2023)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		54,487.83	42,421.23

Adjustments for:
Depreciation and amortisation		1,722.87	1,444.68
Net (appreciation)/depreciation on investments		1,565.28	2,594.71
Provision in respect of non-performing and other assets		944.79	(622.29)
General provision for standard assets		1,154.83	579.56
Provision for contingencies & others		854.51	5,408.77
Employee Stock Options Expense		702.83	517.24

Income from subsidiaries and consolidated entities		(2,072.90)	(1,784.56)
(Profit)/loss on sale of fixed assets		(14.33)	(53.49)
	(i)	59,345.71	50,505.85

Adjustments for:
(Increase)/decrease in investments		(38,885.23)	11,814.28
(Increase)/decrease in advances		(166,104.10)	(160,695.91)
Increase/(decrease) in deposits		231,984.25	116,274.95
(Increase)/decrease in other assets		(3,656.25)	(8,786.96)
Increase/(decrease) in other liabilities and provisions		10,057.33	8,294.45
	(ii)	33,396.00	(33,099.19)

Refund/(payment) of direct taxes	(iii)	(11,085.11)	(9,716.35)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	81,656.60	7,690.31
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries (including application money)		(2,823.93)	(529.98)
Income from subsidiaries and consolidated entities		2,072.91	1,784.56
Purchase of fixed assets		(2,874.78)	(2,020.09)
Proceeds from sale of fixed assets		54.48	281.60
(Purchase)/sale of held-to-maturity securities		(59,077.44)	(65,267.40)
Net cash flow from/(used in) investing activities	(B)	(62,648.76)	(65,751.31)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		1,170.87	942.07
Proceeds from long-term borrowings		29,284.07	32,987.26
Repayment of long-term borrowings		(32,033.91)	(18,307.33)
Net proceeds/(repayment) of short-term borrowings		8,253.42	(2,716.17)
Dividend paid		(5,598.60)	(3,479.45)
Net cash flow from/(used in) financing activities	(C)	1,075.85	9,426.38
Effect of exchange fluctuation on translation reserve	(D)	404.05	250.53

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		20,487.74	(48,384.09)

Cash and cash equivalents at beginning of the year		119,438.27	167,822.36
Cash and cash equivalents at end of the year		139,926.01	119,438.27
1.	Cash and cash equivalents include cash in hand, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.

STANDALONE SEGMENTAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2024 (Q4-2024)	December 31, 2023 (Q3-2024)	March 31, 2023 (Q4-2023)	March 31, 2024 (FY2024)	March 31, 2023 (FY2023)
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	36,409.82	34,000.52	28,739.34	134,547.57	103,775.34
b	Wholesale Banking	18,872.51	19,454.81	14,596.64	71,780.22	50,614.85
c	Treasury	30,321.23	29,473.80	24,008.70	113,959.22	84,770.74
d	Other Banking	775.59	949.56	713.34	3,297.30	2,383.06
	Total segment revenue	86,379.15	83,878.69	68,058.02	323,584.31	241,543.99
	Less: Inter segment revenue	42,782.01	41,087.05	31,949.14	157,735.60	112,481.20
	Income from operations	43,597.14	42,791.64	36,108.88	165,848.71	129,062.79
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	5,486.11	4,288.46	4,902.63	18,849.17	17,533.68
b	Wholesale Banking	5,475.96	5,746.05	4,503.59	19,971.71	15,785.78
c	Treasury	3,241.65	3,327.70	4,235.25	14,898.40	14,271.55
d	Other Banking	116.54	312.04	165.11	768.55	480.22
e	Unallocated expenses	..	..	(1,600.00)	..	(5,650.00)
	Total segment results	14,320.26	13,674.25	12,206.58	54,487.83	42,421.23
3.	Segment assets
a	Retail Banking	719,313.62	690,053.22	603,959.37	719,313.62	603,959.37
b	Wholesale Banking	482,456.10	476,924.80	432,874.35	482,456.10	432,874.35
c	Treasury	628,256.14	575,869.22	508,469.75	628,256.14	508,469.75
d	Other Banking	34,891.44	33,024.20	29,791.54	34,891.44	29,791.54
e	Unallocated	6,597.28	7,350.64	9,111.64	6,597.28	9,111.64
	Total segment assets	1,871,514.58	1,783,222.08	1,584,206.65	1,871,514.58	1,584,206.65
4.	Segment liabilities
a	Retail Banking	1,019,845.49	977,391.31	891,354.54	1,019,845.49	891,354.54
b	Wholesale Banking	456,571.53	419,641.39	347,276.49	456,571.53	347,276.49
c	Treasury	137,386.24	140,077.86	129,240.96	137,386.24	129,240.96
d	Other Banking	6,212.00	6,174.96	2,519.27	6,212.00	2,519.27
e	Unallocated	13,100.00	13,100.00	13,100.00	13,100.00	13,100.00
	Total segment liabilities	1,633,115.26	1,556,385.52	1,383,491.26	1,633,115.26	1,383,491.26
5.	Capital employed	238,399.32	226,836.56	200,715.39	238,399.32	200,715.39
6.	Total (4)+(5)	1,871,514.58	1,783,222.08	1,584,206.65	1,871,514.58	1,584,206.65

Notes on segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

(Rs. in crore)

	Sr. no.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities
	Q4-2024
		Retail Banking	36,409.82	5,486.11	719,313.62	1,019,845.49
	(i)	Digital Banking	9,420.47	1,646.74	131,401.90	185,559.64
	(ii)	Other Retail Banking	26,989.35	3,839.37	587,911.72	834,285.85
	Q3-2024
		Retail Banking	34,000.52	4,288.46	690,053.22	977,391.31
	(i)	Digital Banking	8,308.75	1,031.74	111,841.19	174,210.51
	(ii)	Other Retail Banking	25,691.77	3,256.72	578,212.03	803,180.80
	Q4-2023
		Retail Banking	28,739.34	4,902.63	603,959.37	891,354.54
	(i)	Digital Banking	6,474.87	1,535.48	94,132.35	130,670.32
	(ii)	Other Retail Banking	22,264.47	3,367.15	509,827.02	760,684.22

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.
6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars		Three months ended			Year ended
			March 31, 2024 (Q4-2024)	December 31, 2023 (Q3-2024)	March 31, 2023 (Q4-2023)	March 31, 2024 (FY2024)	March 31, 2023 (FY2023)
			(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		42,606.72	40,865.23	34,438.91	159,515.92	121,066.81
	a)	Interest/discount on advances/bills	30,970.34	30,030.69	25,353.68	116,589.78	87,929.24
	b)	Income on investments	10,473.02	9,523.04	7,827.87	38,107.07	27,905.03
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	687.25	680.86	707.14	2,649.88	2,305.46
	d)	Others	476.11	630.64	550.22	2,169.19	2,927.08
2.	Other income		24,574.98	18,614.53	19,483.84	76,521.80	65,111.99
3.	TOTAL INCOME (1)+(2)		67,181.70	59,479.76	53,922.75	236,037.72	186,178.80
4.	Interest expended		20,423.73	19,408.76	14,479.47	74,108.16	50,543.39
5.	Operating expenses (e)+(f)		29,906.42	23,908.69	24,237.09	97,782.79	82,439.02
	e)	Employee cost	4,949.23	4,749.19	4,248.00	19,171.98	15,234.17
	f)	Other operating expenses	24,957.19	19,159.50	19,989.09	78,610.81	67,204.85
6.	TOTAL EXPENDITURE (4)+(5)		50,330.15	43,317.45	38,716.56	171,890.95	132,982.41
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		16,851.55	16,162.31	15,206.19	64,146.77	53,196.39
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 4)		697.91	1,020.45	1,722.05	3,712.41	6,939.93
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		16,153.64	15,141.86	13,484.14	60,434.36	46,256.46
10.	Exceptional items		..	..	..	..	..
11.	Add: Share of profit in associates		227.32	259.96	251.07	1,073.77	998.29
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		16,380.96	15,401.82	13,735.21	61,508.13	47,254.75
13.	Tax expense (g)+(h)		4,180.91	3,886.67	3,498.92	15,427.62	11,793.44
	g)	Current tax	2,736.77	3,810.46	3,178.06	13,693.30	11,456.44
	h)	Deferred tax	1,444.14	76.21	320.86	1,734.32	337.00
14.	Less: Share of profit/(loss) of minority shareholders		528.53	462.55	383.59	1,824.14	1,424.67
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		11,671.52	11,052.60	9,852.70	44,256.37	34,036.64
16.	Extraordinary items (net of tax expense)		..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		11,671.52	11,052.60	9,852.70	44,256.37	34,036.64
18.	Paid-up equity share capital (face value Rs. 2/- each)		1,404.68	1,403.18	1,396.78	1,404.68	1,396.78
19.	Reserves excluding revaluation reserves		250,222.56	238,096.82	209,248.29	250,222.56	209,248.29
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (in Rs.)		16.63	15.77	14.12	63.19	48.86
	Diluted EPS before and after extraordinary items, net of tax expense (in Rs.)		16.32	15.47	13.84	61.96	47.84

SUMMARISED CONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars					At
					March 31, 2024	December 31, 2023	March 31, 2023
					(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital					1,404.68	1,403.18	1,396.78
Employees stock options outstanding					1,405.32	1,242.55	760.89
Reserves and surplus					253,333.84	241,184.80	212,340.13
Minority interest					13,888.42	7,431.64	6,686.75
Deposits					1,443,579.95	1,366,842.09	1,210,832.15
Borrowings (includes subordinated debt)					207,428.00	200,966.94	189,061.81
Liabilities on policies in force					281,318.33	273,564.40	238,867.36
Other liabilities and provisions					161,704.49	115,382.83	98,544.63
Total Capital and Liabilities					2,364,063.03	2,208,018.43	1,958,490.50

Assets
Cash and balances with Reserve Bank of India					89,943.02	64,935.13	68,648.94
Balances with banks and money at call and short notice					72,825.88	56,514.16	67,807.55
Investments					827,162.51	754,864.94	639,551.97
Advances					1,260,776.20	1,229,198.02	1,083,866.32
Fixed assets					13,240.28	11,913.77	10,969.00
Other assets					97,640.98	90,491.08	87,545.39
Goodwill on consolidation					2,474.16	101.33	101.33
Total Assets					2,364,063.03	2,208,018.43	1,958,490.50

CONSOLIDATED CASH FLOW STATEMENTS
(Rs. in crore)
Particulars		Year ended
		March 31, 2024 (FY2024)	March 31, 2023 (FY2023)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		59,683.99	45,830.08

Adjustments for:
Depreciation and amortisation		1,995.89	1,635.10
Net (appreciation)/depreciation on investments		1,617.20	2,705.35
Provision in respect of non-performing and other assets		963.57	(365.35)
General provision for standard assets		1,165.85	489.89
Provision for contingencies & others		878.02	5,423.69
(Profit)/loss on sale of fixed assets		(14.41)	(54.26)
Employees stock options expense		702.91	518.05
	(i)	66,993.02	56,182.55

Adjustments for:
(Increase)/decrease in investments		16,735.53	(15,828.63)
(Increase)/decrease in advances		(178,264.68)	(163,893.16)
Increase/(decrease) in deposits		232,993.01	119,466.36
(Increase)/decrease in other assets		1,881.88	(16,597.14)
Increase/(decrease) in other liabilities and provisions		30,289.32	27,774.24
	(ii)	103,635.06	(49,078.33)

Refund/(payment) of direct taxes	(iii)	(13,343.60)	(10,875.43)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	157,284.48	(3,771.20)
Cash flow from/(used in) investing activities
Purchase of fixed assets		(3,678.54)	(2,467.68)
Proceeds from sale of fixed assets		69.89	287.42
(Purchase)/sale of held to maturity securities		(142,322.44)	(65,825.06)
Net cash flow from/(used in) investing activities	(B)	(145,931.09)	(68,005.32)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		1,170.87	942.07
Proceeds from long-term borrowings		39,196.82	41,736.20
Repayment of long-term borrowings		(39,146.88)	(26,891.80)
Net proceeds/(repayment) of short-term borrowings		18,142.30	12,483.70
Dividend paid		(5,598.60)	(3,479.45)
Net cash flow from/(used in) financing activities	(C)	13,764.51	24,790.72
Effect of exchange fluctuation on translation reserve	(D)	423.44	316.31

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		25,541.34	(46,669.49)

Cash and cash equivalents at beginning of the year		136,456.49	183,125.98
Add: Addition of ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited as a subsidiary in consolidation during the year		771.07	-
Cash and cash equivalents at end of the year		162,768.90	136,456.49
1.	Cash and cash equivalents include cash in hand, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.

CONSOLIDATED SEGMENTAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2024 (Q4-2024)	December 31, 2023 (Q3-2024)	March 31, 2023 (Q4-2023)	March 31, 2024 (FY2024)	March 31, 2023 (FY2023)
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	36,409.82	34,000.52	28,739.34	134,547.57	103,775.34
b	Wholesale Banking	18,872.51	19,454.81	14,596.64	71,780.22	50,614.85
c	Treasury	30,321.38	29,356.10	24,009.31	113,701.83	84,536.92
d	Other Banking	1,591.49	1,747.71	1,379.10	6,403.40	4,464.00
e	Life Insurance	17,735.16	13,150.14	14,955.07	54,236.13	47,930.17
f	Others	5,908.08	3,607.65	2,698.49	15,932.68	9,725.98
	Total segment revenue	110,838.44	101,316.93	86,377.95	396,601.83	301,047.26
	Less: Inter segment revenue	43,656.74	41,837.17	32,455.20	160,564.11	114,868.46
	Income from operations	67,181.70	59,479.76	53,922.75	236,037.72	186,178.80
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	5,486.11	4,288.46	4,902.63	18,849.17	17,533.68
b	Wholesale Banking	5,475.96	5,746.05	4,503.59	19,971.71	15,785.78
c	Treasury	3,241.76	3,209.97	4,235.43	14,640.88	14,037.21
d	Other Banking	361.14	521.95	342.28	1,638.40	1,001.45
e	Life Insurance	234.34	232.10	316.80	923.23	896.89
f	Others	1,843.37	1,674.77	1,055.53	6,230.17	4,202.37
g	Unallocated expenses	..	..	(1,600.00)	..	(5,650.00)
	Total segment results	16,642.68	15,673.30	13,756.26	62,253.56	47,807.38
	Less: Inter segment adjustment	489.04	531.44	272.12	1,819.20	1,550.92
	Add: Share of profit in associates	227.32	259.96	251.07	1,073.77	998.29
	Profit before tax and minority interest	16,380.96	15,401.82	13,735.21	61,508.13	47,254.75
3.	Segment assets
a	Retail Banking	719,313.62	690,053.22	603,959.37	719,313.62	603,959.37
b	Wholesale Banking	482,456.10	476,924.80	432,874.35	482,456.10	432,874.35
c	Treasury	634,054.80	581,439.71	512,940.50	634,054.80	512,940.50
d	Other Banking	89,305.62	90,976.81	83,696.05	89,305.62	83,696.05
e	Life Insurance	298,795.29	290,291.18	255,689.90	298,795.29	255,689.90
f	Others	150,828.31	81,565.42	71,134.84	150,828.31	71,134.84
g	Unallocated	7,571.17	7,891.62	9,656.72	7,571.17	9,656.72
	Total	2,382,324.91	2,219,142.76	1,969,951.73	2,382,324.91	1,969,951.73
	Less: Inter segment adjustment	18,261.88	11,124.33	11,461.23	18,261.88	11,461.23
	Total segment assets	2,364,063.03	2,208,018.43	1,958,490.50	2,364,063.03	1,958,490.50
4.	Segment liabilities
a	Retail Banking	1,019,845.49	977,391.31	891,354.54	1,019,845.49	891,354.54
b	Wholesale Banking	456,571.53	419,641.39	347,276.49	456,571.53	347,276.49
c	Treasury	166,411.24	155,996.16	144,338.32	166,411.24	144,338.32
d	Other Banking	55,134.33	58,540.17	51,378.80	55,134.33	51,378.80
e	Life Insurance	287,991.47	279,465.00	245,755.62	287,991.47	245,755.62
f	Others	127,127.01	71,178.20	62,250.16	127,127.01	62,250.16
g	Unallocated	13,100.00	13,100.00	13,100.00	13,100.00	13,100.00
	Total	2,126,181.07	1,975,312.23	1,755,453.93	2,126,181.07	1,755,453.93
	Less: Inter segment adjustment	18,261.88	11,124.33	11,461.23	18,261.88	11,461.23
	Total segment liabilities	2,107,919.19	1,964,187.90	1,743,992.70	2,107,919.19	1,743,992.70
5.	Capital employed	256,143.84	243,830.53	214,497.80	256,143.84	214,497.80
6.	Total (4)+(5)	2,364,063.03	2,208,018.43	1,958,490.50	2,364,063.03	1,958,490.50

Notes on segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' primarily includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
8.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Notes:
1.	The above standalone and consolidated financial results have been approved by the Board of Directors at its meeting held on April 27, 2024. The joint statutory auditors have conducted an audit and issued an unmodified report on the standalone and consolidated financial results for FY2024.
2.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per RBI circular dated August 6, 2020 (Resolution Framework 1.0) and May 5, 2021 (Resolution Framework 2.0) at March 31, 2024 are given below:
Rs. in crore
	Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of September 30, 2023 (A)	Of (A), aggregate debt that slipped into NPA during H2-2024[1]	Of (A) amount written off during H2-2024	Of (A) amount paid by the borrowers during H2-2024[2]	Exposure to accounts classified as Standard consequent to implementation of resolution plan – March 31, 2024
	Personal Loans[3]	1,567.05	54.98	1.78	208.09	1,303.98
	Corporate persons	797.58	..	..	8.25	789.33
	Of which, MSMEs	..	..	..	..	..
	Others	431.30	4.69	0.15	23.82	402.79
	Total	2,795.93	59.67	1.93	240.16	2,496.10
1. Includes cases which have been written off during the period.
2. Net of increase in exposure during the period.
3. Includes various categories of retail loans.

3.	At March 31, 2024, the Bank holds contingency provision of Rs. 13,100.00 crore (March 31, 2023: Rs. 13,100.00 crore).
4.	During Q3-2024, the Bank has made a provision of Rs. 627.03 crore against its investments in Alternate Investment Funds (AIFs) as per RBI circular dated December 19, 2023. Based on the subsequent clarification issued by RBI, the Bank has reassessed and reversed the provision of Rs. 116.62 crore during Q4-2024. Accordingly, At March 31, 2024, the Bank holds the provision of Rs. 510.41 crore against its investments in AIFs.
5.	During Q4-2024, the Bank has allotted 7,509,306 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
6.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank effective from March 20, 2024. Subsequently, I-Process Services (India) Private Limited became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the consolidated financial results for FY2024 and Q4-2024 are not comparable with the previous periods.
7.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio and details of loans transferred/acquired under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 is available at https://www.icicibank.com/regulatory-disclosure.page.
8.	The Board of Directors has recommended a dividend of Rs. 10 per equity share for FY2024. The declaration and payment of dividend is subject to requisite approvals.
9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
10.	The amounts for Q4-2024 are balancing figures between the figures as per the audited financial statements for FY2024 and the published figures for 9M-2024.
11.	The above standalone and consolidated financial results have been reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants.
12.	Rs. 1.00 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors

/s/ Sandeep Batra
Sandeep Batra
Mumbai				Executive Director
April 27, 2024				DIN-03620913

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013

Mumbai 400 063

Independent Auditors’ Report on Standalone Financial Results of the ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of ICICI Bank Limited

Report on audit of the Standalone Financial Results

Opinion

1.	We have audited the accompanying statement of Standalone Financial Results of ICICI Bank Limited (hereinafter referred to as the ‘the Bank’) for the year ended 31 March 2024 (the ‘Statement’), being submitted by the Bank pursuant to the requirement of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’) except for the disclosures relating to Pillar 3 as at 31 March 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 07 to the Statement and have not been audited by us.

2.	In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Statement:

2.1	is presented in accordance with the requirements of the Listing Regulations in this regards except for the disclosures relating to Pillar 3 as at 31 March 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 07 to the Statement and have not been audited by us; and

2.2	gives a true and fair view, in conformity with the recognition and measurement principles laid down in the Accounting Standards (‘AS’), prescribed under Section 133 of the Companies Act, 2013 (‘the Act’) read with Companies (Accounting Standards) Rules, 2021, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘RBI’) from time to time (the ‘RBI Guidelines’) and other accounting principles generally accepted in India of the standalone net profit and other financial information for the year ended 31 March 2024.

Basis for Opinion:

3.	We conducted our audit in accordance with the Standards on Auditing (‘SAs’) specified under section 143(10) of the Act. Our responsibilities under those SAs are further described in the Auditors’ Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Bank in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (‘the ICAI’) together with the ethical requirements that are relevant to our audit of the Statement, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
formerly Khimji Kunverji & Co LLP)

Board of Directors’ Responsibility for the Standalone Financial Results

4.	This Statement, which is the responsibility of the Bank’s Management and approved by the Bank’s Board of Directors, has been prepared from the Standalone Financial Statements. The Bank’s Board of Directors are responsible for the preparation of the Statement that gives a true and fair view of the net profit and other financial information of the Bank in accordance with the Accounting Standards specified under section 133 of the Act read with Companies (Accounting Standards) Rules, 2021, as amended to the extent applicable, the relevant provisions of the Banking Regulation Act, 1949 , the RBI Guidelines and other accounting principles generally accepted in India and in compliance with the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act, Banking Regulation Act, 1949 and the RBI Guidelines for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error.

5.	In preparing the Statement, the Board of Directors are responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

6.	The Board of Directors are also responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Standalone Financial Results

7.	Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Statement.

8.	As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

8.1	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

8.2	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to Standalone Financial Statements in place and the operating effectiveness of such controls.

8.3	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
formerly Khimji Kunverji & Co LLP)

8.4	Conclude on the appropriateness of the Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

8.5	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

9.	We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

10.	We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matter

11.	The Statement includes the results for the quarter ended 31 March 2024 being the balancing figure between the audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the current financial year prepared in accordance with the Accounting Standard 25 ‘Interim Financial Reporting’ which were subject to limited review by us. Our opinion is not modified in respect of the above matter.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No.105047W	ICAI Firm Registration No.105146W/W100621

Tushar Kurani	Vinit Jain
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 145911
UDIN: 24118580BKFLXY4673	UDIN: 24145911BKFXMN5930

Place: Mumbai	Place: Mumbai
Date: 27 April 2024	Date: 27 April 2024

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
formerly Khimji Kunverji & Co LLP)

602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013

Mumbai 400 063

Independent Auditors’ Report on Consolidated Financial Results of the ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of ICICI Bank Limited

Report on the Audit of the Consolidated Financial Results

Opinion

1.	We have audited the accompanying statement of Consolidated Financial Results of ICICI Bank Limited (hereinafter referred to as the “the Bank” or “the Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), and its associates for the year ended 31 March 2024 (“the Statement”), being submitted by the Bank pursuant to the requirements of Regulation 33 and of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”) except, for the disclosures relating to consolidated Pillar 3 as at 31 March 2024, including leverage ratio liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 07 to the Statement and have not been audited by us.

2.	In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of the other auditors on separate audited financial statements/financial information of subsidiaries and associates, as referred to in paragraph 12, 13 and 14 below, the aforesaid Statement:

2.1.	includes the financial results of the of the entities listed in Annexure 1

2.2	is presented in accordance with the requirements of the Listing Regulations in this regards except for the disclosures relating to consolidated Pillar 3 as at 31 March 2024, including leverage ratio liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 07 to the Statement and have not been audited by us; and

2.3	gives a true and fair view, in conformity with applicable accounting standards prescribed under Section 133 of the Companies Act, 2013 (‘the Act’) read with Companies (Accounting Standards) Rules, 2021 to the extent applicable, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (RBI) from time to time (the “RBI Guidelines”) and other accounting principles generally accepted in India of the consolidated net profit and other financial information of the Group and its associates for the year ended 31 March 2024.

Basis for Opinion

3.	We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Act. Our responsibilities under those SAs are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Results section of our report. We are independent of the Group, it’s associates in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“the ICAI”) together with the ethical requirements that are relevant to our audit of the Statement, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and other auditors in terms of their reports referred to in “Other Matter(s)” paragraph below, is sufficient and appropriate to provide a basis for our opinion.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

Board of Directors’ Responsibility for the Consolidated Financial Results

4.	This Statement, which is the responsibility of the Holding Company’s Management and approved by the Bank’s Board of Directors, has been prepared from the Consolidated Financial Statements. The Bank’s Board of Directors are responsible for the preparation and presentation of the Statement that gives a true and fair view of the net profit and other financial information of the Group including its associates in accordance with the Accounting Standard specified under section 133 of the Act read with Companies (Accounting Standards) Rules, 2021 to the extent applicable, the relevant provisions of the Banking Regulation Act, 1949, RBI Guidelines and other accounting principles generally accepted in India and in compliance with the Listing Regulations. The respective Board of Directors of the entities included in the Group and of its associates are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act, Banking Regulation Act, 1949 and the RBI Guidelines for safeguarding of the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the Statement by the Directors of the Bank, as aforesaid.

5.	In preparing the Statement, the respective Board of Directors of the entities included in the Group and of its associates are responsible for assessing the ability of the Group and of its associates to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the entities in the Group or to cease operations, or has no realistic alternative but to do so.

6.	The respective Board of Directors of the entities included in the Group and of its associates and are responsible for overseeing the financial reporting process of the Group and of its associates.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Results

7.	Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Statement.

8.	As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

8.1	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

8.2	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has internal financial controls with reference to Consolidated Financial Statements in place and the operating effectiveness of such controls.

8.3	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

8.4	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and of its associates to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group and its associates to cease to continue as a going concern.

8.5	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

8.6	Obtain sufficient appropriate audit evidence regarding the financial statements/financial information of the entities within the Group and of its associates to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Statement of which we are the independent auditors. For the other entities included in the Statement, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

9.	We communicate with those charged with governance of the Bank and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

10.	We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

11.	We also performed procedures in accordance with the SEBI circular CIR/CFD/CMDl/44/2019 dated 29 March 2019 issued by the SEBI under Regulation 33(8) of the Listing Regulations, as amended, to the extent applicable.

Other Matters

12.	The Statement includes the audited financial results / statement of sixteen subsidiaries (including ICICI Lombard General Insurance Company Limited from 29 February 2024 and I-Process Services (India) Private Limited from 20 March 2024), whose Financial Results reflect Group’s share of total assets of Rs. 4,68,911.43 crore (before consolidation adjustments) as at 31 March 2024, Group’s share of total revenue of Rs. 71,361.34 crore (before consolidation adjustments) and Group’s share of total net profit after tax of Rs. 5,734.62 crore (before consolidation adjustments), for the year ended 31 March 2024, and cash flows (net) of Rs. 5,199.81 crore for the year ended 31 March 2024 as considered in the Statement, which have been audited by their respective independent auditors. The independent auditors’ reports on financial results / statements of these entities have been furnished to us and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these entities, is based solely on the report of such auditors and the procedures performed by us are as stated in paragraph 3 above. Further, of these subsidiaries, two subsidiaries are located outside India whose financial results / statements have been prepared in accordance with accounting principles generally accepted in their respective country and which have been audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our audit report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the report of other auditors. According to the information and explanations given to us by the management, the financial results / statements of these subsidiaries are not material to the Group. Our opinion is not modified in respect of this matter.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

13.	The Statement includes the audited financial statement of one subsidiary company whose financial statement reflects total assets of Rs. 16.74 crore (before consolidation adjustments) as at 31 March 2024 and total revenues of Rs. 0.88 crore (before consolidation adjustments) and total net profit after tax of Rs. 0.76 crore (before consolidation adjustments) for the year ended 31 March 2024 and the cash inflows (net) of Rs. 0.003 crore for the year ended 31 March 2024, as considered in the Statement, which has been audited by M S K A & Associates, one of the joint auditors of the Bank. Accordingly, the conclusion of KKC & Associates LLP (formerly Khimji Kunverji & Co LLP), the other joint auditor of the Bank, in so far as it relates to the amounts and disclosures included in respect of this subsidiary, is based solely on the audit report issued by the auditors of the subsidiary company and the procedures performed as stated in paragraph 3 above. Our opinion is not modified in respect of this matter.

14.	The Statement includes the Group's share of net profit of Rs. 1,049.33 crore (before consolidation adjustments) for the year ended 31 March 2024 in respect of five associates (including ICICI Lombard General Insurance Company Limited till 28 February 2024 and I-Process Services (India) Private Limited till 19 March 2024) whose financial statements have not been audited by us. These financial statements have been audited by other auditors whose audit reports have been furnished to us by the management, and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these entities, is based solely on the report of such auditors and the procedures performed by us are as stated in paragraph 3 above. Our opinion is not modified in respect of this matter.

15.	The Statement includes the unaudited financial statements of one subsidiary, whose financial statements reflect Group's share of total assets of Rs. 36,100.18 crore (before consolidation adjustments) as at 31 March 2024, Group's share of total revenue of Rs. 1,933.01 crore and Group's share of total net profit after tax of Rs. 450.07 crore for the year ended 31 March 2024, the cash inflows (net) of Rs. (243.95) crore for the year ended 31 March 2024, as considered in the Statement. Further, this subsidiary is located outside India whose financial statements have been prepared in accordance with accounting principles generally accepted in their respective country. The Statement also includes the Group's share of net profit of Rs. 24.43 crore (before consolidation adjustments) for the year ended 31 March 2024 in respect of three associates whose financial statements have not been audited. These unaudited financial statements have been furnished to us by the Board of Directors and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of this subsidiary and associates is based solely on such unaudited financial statements. In our opinion and according to the information and explanations given to us by the Board of Directors, these financial statements are not material to the Group. Our opinion is not modified in respect of this matter.

16.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited (‘ICICI Life’), vide their audit report dated 23 April 2024 have expressed an unmodified opinion and have reported in the ‘Other Matters’ section that ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2024 is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2024 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the Authority. Accordingly, we have relied upon the Appointed Actuary's certificate in this regard for forming our opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists in the standalone financial statements of the Company.’ Our opinion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

17.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their audit report dated 17 April 2024, have expressed an unmodified opinion and have reported in the ‘Other Matters’ section that, ‘The actuarial valuation of liabilities in respect of Claims Incurred But Not Reported (the "IBNR"), Claims Incurred But Not Enough Reported (the "IBNER") and Premium Deficiency Reserve (the "PDR") is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2024 has been duly certified by the Appointed Actuary and in his opinion the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI. We have relied upon the Appointed Actuary's certificate in this regard for forming our opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial statements of the Company.’ Our opinion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

18.	The Statement includes the results for the quarter ended 31 March 2024 being the balancing figure between the audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the current financial year prepared in accordance with the Accounting Standard 25 “Interim Financial Reporting” which were subject to limited review by us. Our opinion is not modified in respect of the above matter.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No.105047W	ICAI Firm Registration No.105146W/W100621

Tushar Kurani	Vinit Jain
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 145911
UDIN: 24118580BKFLXZ8878	UDIN: 24145911BKFXMO4963

Place: Mumbai	Place: Mumbai
Date: 27 April 2024	Date: 27 April 2024

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

Annexure 1

List of entities included in the Statement.

Parent Bank

1. ICICI Bank Limited

Subsidiaries

2. ICICI Bank Canada

3. ICICI Bank UK PLC

4. ICICI International Limited

5. ICICI Prudential Life Insurance Company Limited

6. ICICI Prudential Pension Funds Management Company Limited

7. ICICI Securities Primary Dealership Limited

8. ICICI Home Finance Company Limited

9. ICICI Investment Management Company Limited

10. ICICI Securities Limited

11. ICICI Securities Holdings Inc.

12. ICICI Securities Inc.

13. ICICI Venture Funds Management Company Limited

14. ICICI Trusteeship Services Limited

15. ICICI Prudential Asset Management Company Limited

16. ICICI Prudential Trust Limited

17. ICICI Strategic Investments Fund

18. ICICI Lombard General Insurance Company Limited*

19. I-Process Services (India) Private Limited**

Associates

20. NIIT Institute of Finance Banking and Insurance Training Limited

21. ICICI Merchant Services Private Limited

22. Arteria Technologies Private Limited

23. India Infradebt Limited

24. India Advantage Fund III

25. India Advantage Fund IV

* Ceased to be associate and became a subsidiary of the Bank effective from 29 February 2024.

** Ceased to be associate and became a subsidiary of the Bank effective from 20 March 2024 and wholly owned subsidiary effective from 22 March 2024.

Annexure II

April 27, 2024

BSE Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Listing Department Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051

Dear Sir,

Declaration under Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations)

Pursuant to Regulation 33 of Listing Regulations, we hereby confirm and declare that the statutory auditors of the Bank, KKC & Associates LLP, Chartered Accountants and M S K A & Associates, Chartered Accountants, have issued audit report on the standalone and consolidated financial results of the Bank for the year ended March 31, 2024 with unmodified opinion.

We request you to please take the above on record.

Yours faithfully,

Anindya Banerjee

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 27, 2024

Performance Review: Quarter ended March 31, 2024

•	Profit before tax excluding treasury grew by 19.2% year-on-year to ₹ 14,602 crore (US$ 1.8 billion) in the quarter ended March 31, 2024 (Q4-2024)

•	Core operating profit grew by 10.5% year-on-year to ₹ 15,320 crore (US$ 1.8 billion) in Q4-2024

•	Profit after tax grew by 17.4% year-on-year to ₹ 10,708 crore (US$ 1.3 billion) in Q4-2024

•	Profit before tax excluding treasury grew by 28.3% year-on-year to ₹ 54,479 crore (US$ 6.5 billion) in the year ended March 31, 2024 (FY2024)

•	Core operating profit grew by 18.3% year-on-year to ₹ 58,122 crore (US$ 7.0 billion) in FY2024

•	Profit after tax grew by 28.2% year-on-year to ₹ 40,888 crore (US$ 4.9 billion) in FY2024

•	Total period-end deposits grew by 19.6% year-on-year to ₹ 14,12,825 crore (US$ 169.4 billion) at March 31, 2024

•	Average current account and savings account (CASA) ratio was 38.9% in Q4-2024

•	Domestic loan portfolio grew by 16.8% year-on-year to ₹ 11,50,955 crore (US$ 138.0 billion) at March 31, 2024

•	Net NPA ratio declined to 0.42% at March 31, 2024 from 0.44% at December 31, 2023

•	Provisioning coverage ratio on non-performing assets was 80.3% at March 31, 2024

•	Total capital adequacy ratio was 16.33% and CET-1 ratio was 15.60%, on a standalone basis, at March 31, 2024 after reckoning the impact of proposed dividend

•	The Board has recommended a dividend of ₹ 10 per share for FY2024. The declaration and payment of dividend is subject to requisite approvals.

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended March 31, 2024 (Q4- 2024) and the year ended March 31, 2024 (FY2024). The statutory auditors have audited the standalone and consolidated financial statements and have issued an unmodified report on the standalone and consolidated financial statements for Q4-2024 and FY2024.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Profit before tax excluding treasury grew by 19.2% year-on-year to ₹ 14,602 crore (US$ 1.8 billion) in Q4-2024 from ₹ 12,247 crore (US$ 1.5 billion) in the quarter ended March 31, 2023 (Q4-2023)

•	The core operating profit grew by 10.5% year-on-year to ₹ 15,320 crore (US$ 1.8 billion) in Q4-2024 from ₹ 13,866 crore (US$ 1.7 billion) in Q4-2023

•	Net interest income (NII) increased by 8.1% year-on-year to ₹ 19,093 crore (US$ 2.3 billion) in Q4-2024 from ₹ 17,667 crore (US$ 2.1 billion) in Q4-2023

•	The net interest margin was 4.40% in Q4-2024 compared to 4.43% in Q3-2024 and 4.90% in Q4-2023

•	Non-interest income, excluding treasury, increased by 15.7% year-on-year to ₹ 5,930 crore (US$ 711 million) in Q4-2024 from ₹ 5,127 crore (US$ 615 million) in Q4-2023

•	Fee income grew by 12.5% year-on-year to ₹ 5,436 crore (US$ 652 million) in Q4-2024 from ₹ 4,830 crore (US$ 579 million) in Q4-2023. Fees from retail, rural, business banking and SME customers constituted about 77% of total fees in Q4-2024

•	There was a treasury loss of ₹ 281 crore (US$ 34 million) in Q4-2024 compared to ₹ 40 crore (US$ 5 million) in Q4-2023 due to transfer of negative balance of ₹ 340 crore (US$ 41 million) in Foreign Currency Translation Reserve related to Bank’s Offshore Unit in Mumbai to profit and loss account in view of the proposed closure of the Unit

•	Provisions (excluding provision for tax) were ₹ 718 crore (US$ 86 million) in Q4-2024 compared to ₹ 1,619 crore (US$ 194 million) in Q4-2023

•	The profit before tax grew by 17.3% year-on-year to ₹ 14,321 crore (US$ 1.7 billion) in Q4-2024 from ₹ 12,207 crore (US$ 1.5 billion) in Q4-2023

•	The profit after tax grew by 17.4% year-on-year to ₹ 10,708 crore (US$ 1.3 billion) in Q4-2024 from ₹ 9,122 crore (US$ 1.1 billion) in Q4-2023

•	The profit after tax grew by 28.2% year-on-year to ₹ 40,888 crore (US$ 4.9 billion) in FY2024 from ₹ 31,896 crore (US$ 3.8 billion) in the year ended March 31, 2023 (FY2023)

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Credit growth

The net domestic advances grew by 16.8% year-on-year and 3.2% sequentially at March 31, 2024. The retail loan portfolio grew by 19.4% year-on-year and 3.7% sequentially, and comprised 54.9% of the total loan portfolio at March 31, 2024. Including non-fund outstanding, the retail portfolio was 46.8% of the total portfolio at March 31, 2024. The business banking portfolio grew by 29.3% year-on-year and 5.7% sequentially at March 31, 2024. The SME business, comprising borrowers with a turnover of less than ₹ 250 crore (US$ 30 million), grew by 24.6% year-on-year and 3.8% sequentially at March 31, 2024. The rural portfolio grew by 17.2% year-on-year and 4.5% sequentially at March 31, 2024. The domestic corporate portfolio grew by 10.0% year-on-year and was flat sequentially at March 31, 2024. Total advances increased by 16.2% year-on-year and 2.7% sequentially to ₹ 11,84,406 crore (US$ 142.0 billion) at March 31, 2024.

The Bank continues to enhance the use of technology in its operations and to provide solutions to customers. iLens, the retail lending platform, is being upgraded on an ongoing basis, with personal loans and education loans now integrated in the platform along with mortgages. About 71% of trade transactions were done digitally in FY2024. The volume of transactions done through Trade Online platform grew by 29.2% year-on-year in FY2024. The Bank has further simplified bank guarantee journeys with new enhancements. Smart BG Assist is a solution to enable digital execution of bank guarantees for creating and validating text, e-stamping, digital signatures among others.

Deposit growth

Total period-end deposits increased by 19.6% year-on-year and 6.0% sequentially to ₹ 14,12,825 crore (US$ 169.4 billion) at March 31, 2024. Period-end term deposits increased by 27.7% year-on-year and 1.6% sequentially to ₹ 8,16,953 crore (US$ 98.0 billion) at March 31, 2024. Average current account deposits increased by 13.0% year-on-year in Q4-2024. Average savings account deposits increased by 4.6% year-on-year in Q4-2024.

With the addition of 623 branches in FY2024, the Bank had a network of 6,523 branches and 17,190 ATMs & cash recycling machines at March 31, 2024.

The value of the Bank’s merchant acquiring transactions through UPI grew by 67.7% year-on-year and 8.7% sequentially in Q4-2024. The Bank had a market share of about 30% by value in electronic toll collections through FASTag in Q4-2024, with a 14.5% year-on-year growth in collections in Q4-2024.

Asset quality

The gross NPA ratio declined to 2.16% at March 31, 2024 from 2.30% at December 31, 2023. The net NPA ratio was 0.42% at March 31, 2024 compared to 0.44% at December 31, 2023 and 0.48% at March 31, 2023. The net additions to gross NPAs, excluding write-offs and sale, were ₹ 1,221 crore (US$ 146 million) in Q4-2024 compared to ₹ 363 crore (US$ 44 million) in Q3-2024. The gross NPA additions were ₹ 5,139 crore (US$ 616 million) in Q4-2024 compared to ₹ 5,714 crore (US$ 685 million) in Q3-2024. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 3,918 crore (US$ 470 million) in Q4-2024 compared to ₹ 5,351 crore (US$ 642 million) in Q3-2024. The Bank has written off gross NPAs amounting to ₹ 1,707 crore (US$ 205 million) in Q4-2024. The provisioning coverage ratio on NPAs was 80.3% at March 31, 2024.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 3,059 crore (US$ 367 million) or 0.3% of total advances at March 31, 2024 from ₹ 3,318 crore (US$ 398 million) at December 31, 2023. The Bank holds provisions amounting to ₹ 975 crore (US$ 117 million) against these borrowers under resolution, as of March 31, 2024. In addition, the Bank continues to hold contingency provisions of ₹ 13,100 crore (US$ 1.6 billion) at March 31, 2024. The loan and non-fund based outstanding to performing corporate and SME borrowers rated BB and below was ₹ 5,528 crore (US$ 663 million) at March 31, 2024 compared to ₹ 5,853 crore (US$ 702 million) at December 31, 2023. The loan and non-fund based outstanding of ₹ 5,528 crore (US$ 663 million) at March 31, 2024 includes ₹ 645 crore (US$ 77 million) to borrowers under resolution.

Capital adequacy

The Bank’s total capital adequacy ratio at March 31, 2024 was 16.33% and CET-1 ratio was 15.60% after reckoning the impact of proposed dividend compared to the minimum regulatory requirements of 11.70% and 8.20% respectively.

Dividend on equity shares

The Board has recommended a dividend of ₹ 10 per share (equivalent to dividend of US$ 0.24 per ADS) in line with applicable guidelines. The declaration of dividend is subject to requisite approvals. The record/book closure dates will be announced in due course.

Consolidated results

The consolidated profit after tax increased by 18.5% year-on-year to ₹ 11,672 crore (US$ 1.4 billion) in Q4-2024 from ₹ 9,853 crore (US$ 1.2 billion) in Q4-2023.

Consolidated assets grew by 20.7% year-on-year to ₹ 23,64,063 crore (US$ 283.4 billion) at March 31, 2024 from ₹ 19,58,490 crore (US$ 234.8 billion) at March 31, 2023.

Key subsidiaries and associates

The annualised premium equivalent of ICICI Prudential Life Insurance (ICICI Life) increased by 4.7% year-on-year to ₹ 9,046 crore (US$ 1.1 billion) in FY2024 compared to ₹ 8,640 crore (US$ 1.0 billion) in FY2023. Value of New Business (VNB) of ICICI Life was ₹ 2,227 crore (US$ 267 million) in FY2024 compared to ₹ 2,765 crore (US$ 332 million) in FY2023. The VNB margin was 24.6% in FY2024 compared to 32.0% in FY2023. The profit after tax was ₹ 852 crore (US$ 102 million) in FY2024 compared to ₹ 811 crore (US$ 97 million) in FY2023 and ₹ 174 crore (US$ 21 million) in Q4-2024 compared to ₹ 235 crore (US$ 28 million) in Q4-2023.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

During the quarter, the Bank purchased equity shares of ICICI Lombard General Insurance Company Limited through secondary market transactions. Consequently, the company is now a subsidiary of the Bank. The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) grew by 17.8% year-on-year to ₹ 24,776 crore (US$ 3.0 billion) in FY2024 from ₹ 21,025 crore (US$ 2.5 billion) in FY2023. The combined ratio stood at 103.3% in FY2024 compared to 104.5% in FY2023. The profit after tax of ICICI General grew by 11.0% to ₹ 1,919 crore (US$ 230 million) in FY2024 from ₹ 1,729 crore (US$ 207 million) in FY2023. The profit after tax was ₹ 520 crore (US$ 62 million) in Q4-2024 compared to ₹ 437 crore (US$ 52 million) in Q4-2023.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, was ₹ 529 crore (US$ 63 million) in Q4-2024 compared to ₹ 385 crore (US$ 46 million) in Q4-2023. The profit after tax grew by 35.2% year-on-year to ₹ 2,050 crore (US$ 246 million) in FY2024 from ₹ 1,516 crore (US$ 182 million) in FY2023.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, grew to ₹ 537 crore (US$ 64 million) in Q4-2024 from ₹ 263 crore (US$ 32 million) in Q4-2023. The profit after tax grew by 51.8% year-on-year to ₹ 1,697 crore (US$ 203 million) in FY2024 from ₹ 1,118 crore (US$ 134 million) in FY2023.

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

					₹ crore
	FY2023	Q4-2023	Q3-2024	Q4-2024	FY2024
	Audited	Audited	Unaudited	Audited	Audited
Net interest income	62,129	17,667	18,678	19,093	74,306
Non-interest income	19,883	5,127	5,975	5,930	22,949
- Fee income	18,001	4,830	5,313	5,436	20,796
- Dividend income from subsidiaries/associates	1,784	273	650	484	2,073
- Other income	98	24	12	10	80
Less:
Operating expense	32,873	8,928	10,052	9,703	39,133
Core operating profit[1]	49,139	13,866	14,601	15,320	58,122
Total net provision	6,666	1,619	1,050	718	3,643
- Contingency provisions[2]	5,650	1,600	-	-	-
- Other provisions	1,016	19	1,050	718	3,643
Profit before tax excl. treasury	42,473	12,247	13,551	14,602	54,479
Treasury	(52)	(40)	123	(281)[3]	9[3]
Profit before tax	42,421	12,207	13,674	14,321	54,488
Less:
Provision for taxes	10,525	3,085	3,402	3,613	13,600
Profit after tax	31,896	9,122	10,272	10,708	40,888

1.	Excluding treasury

2.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.6 billion) at March 31, 2024

3.	The treasury loss during Q4-2024 due to transfer of negative balance of ₹ 340 crore (US$ 41 million) in Foreign Currency Translation Reserve related to Bank’s Offshore Unit in Mumbai to profit and loss account in view of the proposed closure of the Unit

4.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

				₹ crore
	31-Mar-23	30-Sep-23	31-Dec-23	31-Mar-24
	Audited	Unaudited	Unaudited	Audited
Capital and liabilities
Capital	1,397	1,401	1,403	1,405
Employee stock options outstanding	761	1,078	1,243	1,405
Reserves and surplus	1,98,558	2,13,570	2,24,191	2,35,589
Deposits	11,80,841	12,94,742	13,32,315	14,12,825
Borrowings (includes subordinated debt)	1,19,325	1,16,758	1,26,871	1,24,968
Other liabilities and provisions	83,325	93,231	97,199	95,323
Total capital and liabilities	15,84,207	17,20,780	17,83,222	18,71,515

Assets
Cash and balances with Reserve Bank of India	68,526	66,221	64,869	89,712
Balances with banks and money at call and short notice	50,912	43,241	34,459	50,214
Investments	3,62,330	4,13,253	4,36,650	4,61,942
Advances	10,19,638	11,10,542	11,53,771	11,84,406
Fixed assets	9,600	10,166	10,354	10,860
Other assets	73,201	77,357	83,119	74,381
Total assets	15,84,207	17,20,780	17,83,222	18,71,515

1.	Prior period figures have been re-grouped/re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where the Bank has operations or which affect global or Indian economic conditions, increase in nonperforming loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that the Bank believes to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Nitesh Kalantri nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 83.41

 Annexure A

Brief Profile of Mr. Soumendra Mattagajasingh

Soumendra Mattagajasingh, Head – Business HR and Employee Relations joined the Bank in September 2002. His experience in Human Resources at the Bank spans across business HR, employee relations, leadership development, training and policy formulation. Prior to joining ICICI Bank, he has worked in HPCL and NMDC for the period from 1997 till 2002. He holds a Masters’ degree in Industrial Relations from Behrampur University and has an overall experience of over 27 years.

ICICI Bank Limited ICICI Bank Tower, Bandra-Kurla Complex, Mumbai – 400 051, India.	Tel: (91) (22) 4008 8900 Email: companysecretary@icicibank.com Website: www.icicibank.com CIN: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: April 27, 2024	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Assistant General Manager